FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 27, 2009 regarding determination of interest rate and conversion price formula for convertible bond type bonds with stock acquisition rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 27, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Determination of Interest Rate and Conversion Price Formula for

Convertible Bond Type Bonds with Stock Acquisition Rights

Tokyo, November 27, 2009 — Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE:HIT) announced that, pursuant to a decision by its President and Chief Executive Officer, Hitachi determined the interest rate and conversion price formula for the 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause) (the “Bonds with Stock Acquisition Rights”, the bonds portion of which are referred to as the “Bonds” and the stock acquisition rights portion of which are referred to as the “Stock Acquisition Rights”).

1. Interest rate of the Bonds

0.10% per annum

2. The conversion price (the “Conversion Price”) to be used to determine the number of shares of Hitachi’s common stock to be issued upon exercise of the Stock Acquisition Rights.

The Conversion Price will be initially determined by taking market demand and other factors into account, in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. established by the Japan Securities Dealers Association and multiplying the closing price of the shares of Hitachi’s common stock on the First Section of the Tokyo Stock Exchange on a day between December 7, 2009 and December 10, 2009 (the “Conversion Pricing Date”) (or, if no closing price is quoted on such date, the closing price of the immediately preceding date) by a percentage determined on the same date within the range of 130-135% and (if any amount less than one yen is generated as a result of the calculation, the amount will be rounded up). If the Conversion Price determined as a result of the calculation above falls below ¥199, the issuance of the Bonds with Stock Acquisition Rights will be cancelled.

3. The rationale for not requiring payment for the Stock Acquisition Rights

Considering that there is a close interrelation between the Bonds and the Stock Acquisition Rights, which is demonstrated by the fact that the Stock Acquisition Rights are attached to the Convertible Bond Type Bonds with Stock Acquisition Rights, the Stock Acquisition Rights are not transferable separately, and exercise of the Stock Acquisition Rights requires contribution of the Bonds to which the Stock Acquisition Rights are attached, and also taking into consideration the theoretical value of the Stock Acquisition Rights and the economic value Hitachi can obtain from the terms of the issue of the Bonds such as the interest rate of the Bonds (0.10 % per annum) and the issue price, Hitachi decided not to require payment for the Stock Acquisition Rights.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

<Reference>

Bonds with Stock Acquisition Rights (Announced on November 16, 2009)

(1)	Aggregate amount of the Bonds	¥100 billion yen

(2)	Subscription Period	The subscription period will be between the business day immediately following the Conversion Pricing Date and two business days immediately following the Conversion Pricing Date.

(3)	Payment Date	The payment date will be on a day in the period between December 14, 2009 (Mon.) and December 17, 2009 (Thu.), provided, however, that such day is the fifth business day immediately following the Conversion Pricing Date.

(4)	Exercise Period	From January 4, 2010 to December 10, 2014

(5)	Redemption Date	December 12, 2014

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501) is a leading global technological and industrial company with total revenues of ¥10,000 billion yen ($102.0 billion) for the year ended March 31, 2009. Hitachi’s business is highly diversified, encompassing operations in the following seven segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services. For more information on Hitachi, please visit Hitachi’s website at http://www.hitachi.com.

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This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.